Exhibit 99.1

Management’s Discussion and
Analysis of Financial Condition and
Results of Operations and
Interim Financial Report
for the Nine-Month Period Ended September 30, 2010

(expressed in U.S.dollars)

Copernic Inc.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with Copernic Inc.’s (the “Company”) unaudited interim consolidated financial statements and accompanying notes for the nine month period ended September 30, 2010 (“Q3 2010”) and the annual audited consolidated financial statements, accompanying notes and Management’s Discussion and Analysis included in the 2009 Annual Report. It should be noted that the interim consolidated financial statements summarize operating details and gains on disposal of assets as related to the sale of Mamma.com and its AD Network. The interim consolidated financial statements and Management’s Discussion and Analysis have been reviewed by the Company’s Audit Committee and approved by the Board of Directors.

The Company’s consolidated financial statements are reported in US dollars and have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and generally accepted accounting principles as applied in the United States (“U.S. GAAP”) as they specifically relate to the Company as described in Note 12 to its interim consolidated financial statements. This Management’s Discussion and Analysis of Financial Condition and Results of Operations is dated October 29, 2010.

The Company’s functional currency is the U.S. dollar. All amounts included herein are expressed in U.S. dollars, unless specified otherwise.

Business Overview

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online property www.copernic.com. With its award winning Copernic Desktop Search, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user's PC. It allows for instant indexing of files, calendar, emails, email attachments and all other information stored anywhere on a PC hard drive.

In Q3 2008, the Company launched version 3.0 of its business-oriented desktop search product. The upgraded Copernic Desktop Search® (“CDS”) Corporate Edition further increases its competitive edge by adding Intranet integration features and expanding its MS Outlook® search capabilities. CDS Professional Edition also specifically targets knowledge workers with features such as the indexing of Microsoft Outlook’s calendar, tasks and notes. Some advanced search functions are now exclusive to the Professional and Corporate products: network drive indexing, “as you type” display of results, and saving of queries for frequently used searches. CDS Home Edition offers a unique competitive advantage with the new “One Search” feature which simultaneously searches the desktop and the Internet. Although the Home Edition is free to consumers, it does provide for contextual advertised sponsored banner ads based on search queries.

In Q1 2009, the Company launched a Desktop Search Product compatible with Lotus notes and a German language privacy version for the European market both designed to expand Copernic’s served market.

In Q2 2009, the Company sold the assets of its search / media segment defined as Mamma.com and its AD Network which closed an important chapter in the history of the Company (For more details, see the “Recent Event” section).

In Q3 2009, the Company unveiled its new personal search portal called myCopernicTM that is designed to provide solutions for today's challenges: mobility and accessibility of personal data. It also provides innovative solutions to search and access information that help professionals do business while being an integral part of the new Cloud Computing paradigm.

In Q4 2009, as part of its ongoing marketing and product efforts, Copernic engaged in 2 major initiatives:

a)	Optimization of its web site, its most important distribution channel to increase the traffic and the conversion rate from visitors to customers;
b)	Strategic planning to set the strategic direction based on in-depth customer insights through surveys, customer meetings and pilot product testing.

At the same time, the Company announced the availability of myCopernic TM on the Go! - the first service available from myCopernicTM personal search portal. myCopernic TM on the Go! offers the end-user an intelligent solution to search and access relevant information from virtually anywhere, using any internet enabled device or wireless handset.

In 2010, Copernic continued to enforce its marketing strategy and

a)	Continued to improve its web site traffic and its conversion program from visitors to customers;
b)	Launched mass mailing programs;
c)	Realigned its Corporate sales strategy to better address the customers' specific needs.

The Company’s traditional products are sold with one time software licenses while new products in the myCopernicTM search portal are sold with annual renewable subscription fees.

Recent Events

Cost Reduction Plan

In Q3 2010, the Company continued to execute its cost reduction plan announced at the end of Q1 2008. As a result, operating costs (marketing, sales and services, product development and technical support and general and administration) decreased by $1.1M per quarter from $1.8 M in Q1 2008 to $0.7M (excluding business acquisition fees amounting to $0.7M) in Q3 2010.

The Company had closed its Montreal office in Q1 2009 and concentrated all its activities in Quebec City. The total cost of this restructuring which includes termination costs, recruiting fees, lease termination costs and moving expenses, was estimated at approximately $150,000. The Company recorded restructuring costs amounting to $134,689 in 2008 and 2009.  For the three-month period ended September 30, 2010 and for the same period last year, no amounts were recorded.

Consolidation of Shares

On September 11, 2009, the Company completed a share consolidation (the “Consolidation”) on the basis of one post consolidation common share for seven pre-consolidation shares.  No fractional shares were issued and those shareholders who otherwise would have been entitled to receive fractional shares had their post-consolidation shareholdings rounded up to the next whole common share. The purpose of the Consolidation was to allow the Company to achieve compliance with the NASDAQ Capital Market's minimum bid requirement for continued listing. Prior to the completion of the Consolidation, the Company had 14,637,531 common shares outstanding, and upon completion of the Consolidation, the Company had 2,091,437 common shares outstanding.

All information related to shares, stock options and warrants in this document reflects this Consolidation.

As at September 30, 2010, the Company’s closing stock price was $2.67.

Granting, Exercising and Cancellation of Stock Options

During the nine-month period ended September 30, 2010, 5,476 stock options were exercised for a cash consideration of $9,133 and 46,518 stock options were forfeited, cancelled or expired.

Discontinued Operations

On May 14, 2009, the Company announced that it had signed an agreement with Empresario, a privately owned digital media network based in Chicago, Illinois, for the disposal of the assets of Mamma.com and its AD Network (search / media segment) for $5,000,000. On June 17, 2009, at the Company’s Annual General Meeting and Special Shareholders’ Meeting, the shareholders approved the proposed transaction which was officially concluded on June 30, 2009. Prior period results have been reclassified to conform with the presentation required for discontinued operations.

Conversion of the Empresario’s Balance of Sale into a Debenture

On August 10, 2010, Copernic and Empresario signed an agreement to convert the existing balance of sale into a debenture which shall mature on August 10, 2011. The debenture does not bear interest until maturity or upon default and no instalment payments are required to be made during its term. Upon maturity, if the outstanding amounts due under the debenture are not paid in full, the Company will have the right to require the liquidation of Empresario. Under the terms of the debenture, Empresario has the right to redeem the debenture for an amount equal to $2,500,000 if redeemed by February 10, 2011, or for an amount equal to $3,000,000 if redeemed after February 10, 2011 but prior to August 10, 2011 or for an amount of all the outstanding principal if redeemed thereafter. Interest at the rate of 13.6% will be earned on the outstanding balance from the maturity date or upon a default. The new debenture has a fair market value of $2,835,000 while the book value of the balance of sale was $4,273,287. A write down of $1,438,287 was accounted for in June 2010. During Q3 2010, Empresario made a payment of $200,000.

Private Placement

As announced on February 12, 2010, Copernic Inc. amended the agreement signed on November 12, 2009, pursuant to which the Company was to issue, by way of private placement, 500,000 shares at $4.00 per share for a total proceeds of $2,000,000.

The amended agreement also proposed a purchase, by Copernic, of 70.1% of the common shares outstanding of Sunbay Canada Corporation (‘‘Sunbay’’), a company registered in Ontario. The Board of Directors of Sunbay was to be comprised of three members elected by Copernic, one of which would have been Mr. Marc Ferland, Chief Executive Officer of Copernic who also was to hold this position for Sunbay. In addition, Newlook Industries Corporation (“Newlook”) and Sunbay Energy Corporation should have each elected a representative. Based on this amended agreement, Copernic was to issue 150,000 common shares in exchange of its equity position in Sunbay valued at $600,000 and 350,000 shares for cash of $1,400,000. The closing was scheduled no later than April 30, 2010.

Since the Private Placement and purchase of Sunbay failed to close as scheduled, Copernic announced on June 3, 2010 that it would cease all further discussions with Sunbay, Newlook and Fanotech.

Business Acquisition

As announced on March 26, 2010, Copernic Inc. entered into a letter of intent with Fanotech Manufacturing Group (“Fanotech”) with respect to the proposed acquisition by Copernic of the assets of Fanotech Manufacturing Group comprised of Fanotech Enviro Inc., Fanotech Waste Equipment Inc. and 1099958 Ontario Limited currently operating as FanoCore. The purchase price of approximately CND$ 3.5M was to be based on the Net Book Value as at March 31, 2010, estimated at CND$ 1.5M and on the past 5 years of cumulative EBITDA estimated at CND$ 2M. The purchase price was to be payable by the issuance to the vendor of 320,000 common shares of Copernic at US$ 6.00 / share for a total value of $1,920,000 and the remaining balance was to be payable in cash in an amount approximating CND$ 1.5M subject to final determination of purchase price. The transaction was scheduled to close at the end of the second quarter and was subject to the receipt by Copernic of audited financial statements of Fanotech Manufacturing Group, satisfactory due diligence and board, shareholders and regulatory approvals.

On March 31, 2010, the Company paid a CND$200,000 non refundable deposit toward the purchase price to Fanotech, subject to the closing of the transaction with Sunbay. This deposit was to be reimbursed if the transaction with Sunbay had not closed. In these financial statements, this deposit was accounted for as a prepaid expense.

Since the Sunbay Transaction had not closed as scheduled this transaction was also terminated as announced on June 3, 2010.

Copernic and N. Harris Computer Corporation Enter Into an Arrangement Agreement

As announced on August 25, 2010, Copernic Inc. and N. Harris Computer Corporation (“Harris”), a wholly-owned subsidiary of Constellation Software Inc. (TSX: CSU), jointly announce that they have entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Comamtech Inc. (“Comamtech”), a newly incorporated corporation, with respect to an arrangement (the “Arrangement”) pursuant to which Copernic will ultimately be acquired and taken private by Harris and current shareholders of Copernic will become shareholders of Comamtech, which shall retain certain assets of Copernic. All dollar amounts referred to herein are U.S. dollars unless otherwise stated.

The Arrangement will be completed by way of a plan of arrangement under section 182 of the Business Corporations Act (Ontario) (the “Plan of Arrangement”) pursuant to which current shareholders of Copernic shall be issued new shares of Copernic which will then be exchanged for voting shares of Comamtech. New voting shares of Copernic shall also be issued to Comamtech so that Comamtech shall become the sole shareholder of Copernic. All currently existing voting shares of Copernic shall then be cancelled. Copernic shall enter into an Assignment and Assumption Agreement with Comamtech to transfer certain of its assets and Comamtech shall thereafter sell all the issued and outstanding shares of Copernic to Harris. In addition, options to purchase Copernic’s existing common shares under Copernic’s existing stock option plan will be exchanged into equivalent options to purchase common shares of Comamtech under the stock option plan of Comamtech. The transactions outlined in the Plan of Arrangement, subject to various conditions, are expected to close on November 2, 2010.

The purchase price to be paid by Harris to Comamtech for the shares of Copernic is equal to $7,200,000 payable as to $5,700,000 at closing, with an additional $1,500,000 payable on the 18th month anniversary of the closing. The initial payment at closing will be subject to an initial price adjustment whereby it will be decreased on a dollar for dollar basis by the amount that the cash balances of Copernic at closing are less than $2,500,000.  In addition, Harris has agreed to pay an earn-out in the maximum aggregate amount of $400,000, based on certain net sales revenues and software license bench marks. Furthermore, the Arrangement Agreement provides for closing adjustment provisions based on whether the net tangible assets of Copernic are greater than or less than $2,500,000 which threshold will be decreased if the cash balances of Copernic are less than $2,500,000 at closing. Such proceeds will be used for the payment of transaction costs and the remaining for the operating costs of Comamtech and to finance any potential business acquisition by Comamtech.  In addition to the cash proceeds payable by Harris to Comamtech resulting from the sale of the shares of Copernic, Comamtech shall also have retained assets having a current fair market value of approximately $2,800,000.

The Board of Directors of Copernic has unanimously approved the Arrangement and has determined that the Arrangement is in the best interest of the shareholders of Copernic and recommends that the shareholders of Copernic approve the Arrangement. This recommendation is based in part on a fairness opinion prepared by ModelCom Inc. (“ModelCom”). ModelCom was retained to provide an opinion as to the fairness of the Arrangement from a financial point of view to the shareholders of Copernic and has determined that the proposed transaction is fair from a financial point of view to the shareholders of Copernic.

The executive officers, directors and certain shareholders of Copernic holding approximately 2% of the outstanding Copernic existing common shares have agreed to vote their shares in favour of the Arrangement, subject to certain rights to rescind, and have signed support agreements with Harris evidencing such commitment.

Completion of the Arrangement will be subject to certain customary conditions, including approval of the Arrangement by not less than 66 2/3 percent of the votes cast at a special meeting of the shareholders of Copernic. The completion of the Arrangement is also subject to court approvals and certain regulatory approvals. Copernic’s shareholders are cautioned that the failure to occur of any of these conditions, as well as others as outlined in the Arrangement Agreement, will result in the termination of the Arrangement Agreement.

The completion of the Arrangement will result in the delisting of trading of Copernic’s shares from the Nasdaq Capital Markets (“Nasdaq”). However, it is the intention of Comamtech to seek a successor listing of its common shares on the Nasdaq. Subject to completion of a business acquisition, Copernic expects the Nasdaq listing requirements to be met by Comamtech and anticipates the Nasdaq listing to be granted. Copernic and Comamtech are actively seeking a business acquisition opportunity. However, should no business acquisition be completed within a reasonable time from the closing of the Arrangement, Comamtech will consider other alternatives, the details of which will be outlined in the

Information Circular (as defined below) to be sent to the shareholders in connection with the Arrangement, including the seeking, at that time, shareholders approval for an alternative transaction.

Copernic will in due time mail an information circular and proxy statement (the “Information Circular”) in connection with the Arrangement. The Arrangement will be considered by the shareholders of Copernic at a special meeting (the “Meeting”) to be held at the time and location to be set forth in the Information Circular. The Information Circular will contain details concerning the Arrangement, including the conditions and procedures for it to become effective and will include a copy of ModelCom’s fairness opinion. The shareholders of Copernic are urged to carefully review the Information Circular and accompanying materials as they will contain important information regarding the Arrangement and their rights and entitlements in connection therewith.

Pursuant to the Arrangement Agreement, Copernic has agreed to pay Harris a termination fee of $500,000 in certain circumstances if the proposed Arrangement is not completed. Harris, likewise, has agreed to pay Copernic a termination fee of $500,000 in the event of a material breach or non-performance by Harris of its obligations under the Arrangement Agreement. The Arrangement Agreement also contains non-solicitation covenants on the part of Copernic and a right in favour of Harris to match any superior proposal.

Critical Accounting Policies and Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada. In doing so, management has to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. In many cases, management reasonably has used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Management bases its estimates on past experience and other assumptions that it believes are reasonable under the circumstances, and it evaluates these estimates on an ongoing basis. Management refers to accounting estimates of this type as critical accounting policies and estimates, which are discussed further below. Management has reviewed its critical accounting policies and estimates with its Board of Directors.

Use of Estimates

Significant estimates in these financial statements include the allowance for doubtful accounts, recovery of future income taxes, goodwill and annual goodwill impairment test, useful lives and impairment of long-lived assets, stock-based compensation costs and determination of the fair value of the intangible assets on acquisitions. Each of these critical accounting policies is described in more detail below.

Allowance for Doubtful Accounts

Judgments are made in the ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. The allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the Company’s future results of operations could be adversely impacted.

The Company also recorded a provision for revenue adjustments in the same period as the related revenues are recorded. These estimates are based on historical analysis of credit memo data and other factors. If the historical data the Company uses to calculate these estimates does not properly reflect future uncollectible revenues, then a change in the allowances would be made in the period in which such a determination is made and revenues in that period could be impacted.
Recovery of Future Income Taxes

Significant judgment is used in determining consolidated recovery of future income taxes. Uncertainties may arise with respect to the tax treatment of certain transactions. Although it is believed that estimates are reasonable, there is no certainty that the final tax outcome of these matters will not be different than that which is reflected in the financial statements. Such differences could have a material effect on future income taxes in the period in which such determination is made.

Goodwill and Annual Goodwill Impairment Test

Goodwill is evaluated for impairment annually on December 31 of each year or when events or changed circumstances indicate impairment may have occurred. In connection with the goodwill impairment test, if the carrying value of the Company to which goodwill relates exceeds its estimated fair value, the goodwill related to the Company is tested for impairment. If the carrying value of such goodwill is determined to be in excess of its fair value, an impairment loss is recognized in the amount of the excess of the carrying value over the fair value. Management’s determination of the fair value of the Company incorporates multiple inputs including discounted cash flow calculations, peer company price to earnings multiples, the Company’s share price and assumptions that market participants would make in valuing the Company. Other assumptions include levels of economic capital, future business growth, earnings projections and weighted average cost of capital used for purpose of discounting. Decreases in the amount of economic capital allocated, decreases in business growth, decreases in earnings projections and increases in the weighted average cost of capital will all cause the fair value to decrease. The Company completed its annual goodwill assessment as of December 31, 2009. As the results in 2009 were in line with the forecast and as assumptions used for the impairment test in 2008 remained the same, the goodwill assessment was completed without any impairment. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge in the future.

Useful Lives and Impairment of Long-lived Assets

The Company assesses the carrying value of its long-lived assets which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Useful lives of long-lived assets are regularly reviewed for their appropriateness. An impairment loss is recognized if the carrying value of a long-lived asset exceeds the sum of its estimated discounted future cash flows expected from its use. The amount of impairment loss, if any, is determined as the excess of the carrying value of the assets over their fair value. Management assesses long-lived assets for impairment using estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets, thereby possibly requiring an impairment charge in the future.

Stock-based Compensation Costs

In determining the fair value of stock options and warrants issued to employees and service providers, using the Black-Scholes option pricing model, the Company must make estimates of the forfeiture rate, the period in which the holders of the options and warrants will exercise the options and warrants and the volatility of the Company’s stock over that same period. Different estimates would result in different amounts of compensation being recorded in the financial statements.

Revenue Recognition

Search advertising, graphic advertising, software licensing, subscription fees, customized development and maintenance support revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable, and fees are not subject to forfeiture, refund or other concessions.

With respect to search advertising and graphic advertising revenues, insertion orders or signed contracts are generally used as evidence of an arrangement. Revenues are recognized in accordance with EIC-123, Reporting Revenue Gross as a Principal Versus Net as an Agent.

Software licensing agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

Revenues from myCopernicTM on the Go! service are generated by a yearly subscription and are amortized over a twelve-month period.

Revenues from maintenance support for licenses previously sold and implemented are recognized rateably over the term of the contract.

Revenues from customized development, not considered as part of the implementation of software licenses, are recognized as the services are provided.

Amounts received in advance of the delivery of products or performances of services are classified as deferred revenue.

Estimates of collection likelihood are based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not probable, management defers the fee and recognizes revenues at the time collection becomes probable, which is generally upon receipt of cash.

Recent Accounting Changes

Future Accounting Changes

CICA Section 1582 – Business Combinations

Section 1582, “Business Combinations” replaces Section 1581 of the same title. The Section establishes new standards for the accounting for a business combination. This Section constitutes the GAAP equivalent to the corresponding International Financial Reporting Standards ("IFRS"). This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and the Company will adopt this new Section as of such date upon its conversion to IFRS. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements and on future business combinations.

CICA Section 1601 - Consolidated Financial Statements and CICA Section 1602 - “Non-Controlling Interests”

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests” together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections constitute the GAAP equivalent to the corresponding IFRS. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and the Company will adopt these new Sections as of such date upon its conversion to IFRS. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

EIC-175 – Multiple Deliverable Revenue Arrangements

In December 2009, the CICA issued EIC 175, “Multiple Deliverable Revenue Arrangements”, replacing EIC 142, “Revenue Arrangements with Multiple Deliverables”. This abstract was amended to (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with Financial Accounting Standards Board Statement (FASB) Statement of Position (SOP) 97-2, Software Revenue Recognition as amended by Account Standards Update (ASU) 2009-14; (2) provide guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have vendor-specific objective evidence ("VSOE") or third-party evidence of selling price, require that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity's fiscal year, it must be applied retroactively from the beginning of the Company's fiscal period of adoption. The Company is currently assessing the future impact of these amendments on its consolidated financial statements and has not yet determined the timing and method of its adoption.

Results from Continuing Operations

Q3 2010 Results from Continuing Operations

Revenues

Revenues for the three-month period ended September 30, 2010 totalled $355,273 compared to $353,293 for the same period in 2009. For the nine-month period ended September 30, 2010 revenues amounted $1,079,965 compared to $1,280,083 for the same period last year, a decrease of $200,118 or 16%. The variance is mainly explained by the decrease in search revenues and the decrease in maintenance revenues.

Cost of Revenues

Cost of revenues is essentially bandwidth costs to deliver our services. In Q3 2010, cost of revenues represented $5,224, compared to $25,725 for the same period in 2009. For the nine-month period ended September 30, 2010, cost of revenues represented $22,405, compared to $55,168 for the same period in 2009.

Marketing, Sales and Services

Marketing, sales and services consist primarily of salaries, commissions and related personnel expenses for our sales force, advertising and promotional expenses, as well as the provision for doubtful accounts.

In Q3 2010, marketing, sales and services expenses decreased to $73,978 from $146,777 in Q3 2009. For the period of nine months ended September 30, 2010 marketing, sales and services expenses stood at $372,448 from $431,931, a decrease of $59,483, mainly due by the decrease of the number of employees.

General and Administration

During Q3 2010, an amount of $704,179 was spent in relation with potential business acquisitions and in relation with the transaction with N. Harris Computer Corporation announced on August 25, 2010. Excluding those fees, general and administrative expenses in Q3 2010 totalled $450,562 as compared to $616,796 for the same period last year, a decrease of $166,234.

For the nine-month period ended September 30, 2010 the general and administrative expenses totalled $1,288,098. This amount does not include the $1,037,619 spent for potential business acquisitions and the transaction with N. Harris Computer Corporation announced on August 25, 2010. For the same period last year, the general and administrative expenses totalled $1,763,411. Compare to last year there is a decrease of $475,313 or 27%. The variance is mainly explained by the reduction of the salaries, bonuses and stock-based compensation expense for $63,000, the decrease in the professional fees for $186,000 and the decrease of $111,000 for the directors and officers insurance.

 The Company continues its effort to reduce its costs and maintains its cost reduction plan.

Product Development and Technical Support

Product development and technical support expenses amounted to $174,481 in Q3 2010, compared to $297,076 for the same period last year. These amounts are net of tax credits of $47,073 for Q3 2010 and $26,885 for Q3 2009.

For the nine-month period ended September 30, 2010, product and technical support expenses totalled $636,391 compared to $854,017 for Q3 2009, a decrease of $217,626 or 25%. These amounts are net of tax credits of $121,803 for Q3 2010 and $112,810 for Q3 2009.

Amortization of Property and Equipment

Amortization of property and equipment totalled $14,127 in Q3 2010, compared to $32,845 for the same period last year. For the nine-month period ended September 30, 2010, amortization of property and equipment went from $87,075 in 2009 to $45,374 in 2010.

Amortization of Intangible Assets

Amortization of intangible assets decreased to $19,607 in Q3 2010, compared to $182,531 for the same period last year. For the nine-month period ended September 30, 2010, amortization of intangible assets went from $538,394 in 2009 to $58,444 in 2010. The decrease is explained by net book of the intangible assets being very low in 2010.

Gain on Disposal of Property and Equipment

For the three and nine-month periods ended September 30, 2010, gain on disposal of property and equipment totalled $2,827 compared to nil for the same periods in 2009. Equipment with a zero net book value were sold resulting in a net gain of $2,827.

Gain on Disposal of Intangible Assets

For the three and nine-month periods ended September 30, 2010, gain on disposal of intangible assets totalled $9,960 compared to nil for the same periods in 2009. A domain name with a zero net book value was sold resulting in a net gain of $9,960.

Restructuring Charges

In order to reduce its costs, the Company decided to close the Montreal office in 2009 and concentrate all its activities in Quebec City.

For Q3 2009, restructuring costs of $4,998 were reclassified and for the nine-month period ended September 30, 2009 the restructuring cost totalled $20,624. No amount was recorded in 2010.

Interest and Other Income

Interest and other income decreased to $314 in Q3 2010 from $161,025 in Q3 2009. For the nine-month period ended September 30, 2010, interest and other income totalled $224,261 compared to $184,707 for the same period last year.

The interests are earned on the balance of sale receivable.

Gain on Disposal of an Investment

In Q2 2009, the Company sold shares it owned in a private company for the amount of $169,239.  This investment was acquired on March 30, 2000 and was accounted for as an investment in a company subject to significant influence. During 2001, the investment was written down to nil.

Gain / Loss on Foreign Exchange

Loss on foreign exchange totalled $7,964 for Q3 2010, compared to a loss of $37,118 for the same period in 2009. For the period of nine months ended September 30, 2010, loss on foreign exchange totalled $49,577 compared to a loss of $47,129 for the same period last year. The 2010 average exchange rate of the foreign currency used to pay most of expenses is higher than the 2009 average exchange rate and thus explains these variations.

Income Taxes

In Q3 2010, the income tax provision is explained by the recovery of future income taxes in the amount of $4,284 due to amortization of intangible assets.

In Q3 2009, the income tax provision is explained by the recovery of future income taxes in the amount of $36,416 due to amortization of intangible assets and the recovery of the income tax effect on the discontinued operations.

For the nine-month period ending September 30, 2010, the income tax provision is explained by the recovery of future income taxes in the amount of $12,853 due to amortization of intangible assets.

For the nine-month period ending September 30, 2009 the income tax provision is explained by the recovery of future income taxes in the amount of $594,990 due to amortization of intangible assets and the recovery of the income tax effect on the discontinued operations.

Net Loss and Net Loss per Share from Continuing Operations

Net loss from continuing operations for the three and nine-month periods ended September 30, 2010 totalled $1,090,251 ($0.52 per share) and $2,180,490 ($1.04 per share) compared to a net loss of $783,136 ($0.37 per share) and $1,570,228 ($0.75 per share) for the same periods last year.

Net Earnings (Loss) and Earnings (Loss) per Share (Basic and Diluted) from Discontinued Operations

Net loss from discontinuing operations for the three and nine-month periods ended September 30, 2010 totalled $12,092 ($0.005 per share) and $1,455,363 ($0.69 per share) compared to a net loss of $38,598 ($0.02 per share) and a net earnings of $4,386,401 ($2.10 per share) for the same period last year.

Selected Quarterly Information

(In thousands of US dollars, except per share data and in accordance with generally accepted accounting principles in Canada)

For the three-month period ended September 30,	2010 $	2009 $
Revenues	355	353
Loss from continuing operations	(1,090)	(783)
Results of discontinued operations, net of income taxes	(12)	(38)
Loss for the three-month period	(1,102)	(821)
Loss per share from continuing operations (basic and diluted)	(0.52)	(0.37)
Loss per share from discontinued operations (basic and diluted)	(0.00)	(0.02)
Net Loss (basic and diluted)	(0.52)	(0.39)

Total assets	9,250	13,495
Long term liabilities	9	9

Quarterly Financial Highlights

(In thousands of US dollars, except per share data and in accordance with generally accepted accounting principles in Canada)
(unaudited)

	Q3 2010 $	Q2 2010 $	Q1 2010 $	Q4 2009 $	Q3 2009 $	Q2 2009 $	Q1 2009 $	Q4 2008 $

Revenues	355	413	312	373	353	413	513	693

Net loss from continuing operations	(1,090)	(463)	(627)	(716)	(783)	(377)	(410)	(4,560)

Net loss per share from continuing operations (basic and diluted)	(0.52)	(0.22)	(0.30)	(0.34)	(0.37)	(0.18)	(0.20)	(2.18)

Concentration of Credit Risk with Customers

As at September 30, 2010, two customers represented 79% of net trade accounts receivable, compared to 76% for the same period last year, resulting in a significant concentration of credit risk. Management maintains that this is in fact a short term credit risk since one of this customers  involves a revenue share deal in that the company sends thousands of retail transactions to an ad placement agency that collects settlement funds and remits a portion to the Company. Should the customer become delinquent in its payments, the Company can immediately switch its traffic to comparable suppliers on similar terms and conditions. This customer has paid its accounts receivable as per commercial agreement. The Company also monitors all other accounts receivable and there is no indication of credit risk deterioration.

Liquidity and Capital Resources

Operating Activities

As at September 30, 2010, the Company had $1,960,347 of cash and temporary investments and working capital of $4,530,984 compared to $3,970,879 and $4,172,099, respectively, as at December 31, 2009.

In Q3 2010, operating activities from continuing operations used cash totalling $779,776, mainly due to the loss from continuing operations of $1,090,251, offset by net change in non-cash working capital items of $278,583 and the non-cash items of $31,892. In Q3 2009, the loss from continuing operations of $783,136, offset by the non-cash items of $87,145 and the net change in non-cash working capital items of $137,571 explained the cash used of $558,420 for operating activities from continuing operations.

For the nine-month period ended September 30, 2010, operating activities from continuing operations used cash totalling $2,389,683, mainly due to the loss from continuing operations of $2,180,490, the net change in non-cash working capital items of $150,063 and by the non-cash items of $59,130. For the same period in 2009, the loss from continuing operations of $1,570,228 and the non-cash items of $171,633, offset by the net change in non-cash working capital items of $178,939 explained our cash used of $1,562,922 for operating activities from continuing operations.

Investing Activities

In Q3 2010, there were no investing activities. For the same period last year, investing activities used cash totalling $8,829 explained by the increase in temporary investments for $3,406 and by the purchase of equipment for $5,423.

For the nine-month period ended September 30, 2010, investing activities used cash totalling $61,132 explained by the purchase of 440,000 shares of  Newlook Industries Corp. for a cash consideration of $65,637,  the purchase of intangible assets and equipment for $5,455 offset by the disposal of a domain name for $9,960. For the same period last year, investing activities generated cash totalling $3,142,345 explained by the decrease in temporary investments for $3,005,227 and a disposal of an investment for $169,239 offset by the purchase of intangible assets and equipment for $32,121.

Financing Activities

For the three-month period ended September 30, 2010, financing activities generated cash totalling $1,846. The cash was generated from the exercise of stock options for $8,400 offset by the payment of obligations under capital leases for $6,554. For the same period in 2009, financing activities used cash totalling $16,922 for the repayment of obligations under capital leases

For the nine-month period ended September 30, 2010, financing activities used cash totalling $36,148. An amount of $45,281 was used for the repayment of obligations under capital leases and an amount of $9,133 was generated from the exercise of stock options. For the same period in 2009, financing activities used cash totalling $44,465 for the repayment of obligations under capital leases.

Dividend Policy

The Company has never paid dividends on any class of its capital stock. The Company’s management anticipates that earnings generated from the Company’s operations will be used to finance the Company’s working capital and market expansion opportunities and that, for the foreseeable future, cash dividends will not be paid to holders of the Company’s Common Stock.

Commitments

The Company is committed under operating lease and capital lease agreements expiring at various dates until 2014. Following the plan of arrangement with N. Harris Computer Corporation, on August 30, 2010, Copernic gave three months notice to cancel the lease agreement for the building. The lease will be cancelled effective November 30, 2010. According to the lease agreement, Copernic paid a three months penalty and all of the non-amortized leasehold improvements fees. Future minimum payments under these leases as at September 30, 2010 are as follows:

$

2010	14,353
2011	27,731
2012	22,917
2013	24,005
2014	1,705

Subsequent Events

a)	Sale of Copernic to N. Harris Computer Corporation

Copernic Inc. announced on October 25th that its shareholders have approved the sale of Copernic to N. Harris Computer Corporation (“Harris”), a wholly-owned subsidiary of Constellation Software Inc. (TSX: CSU), pursuant to a plan of arrangement (the “Plan of Arrangement”). On August 25, 2010, Copernic and Harris jointly announced that they had entered into an arrangement agreement with Comamtech Inc. (“Comamtech”), a newly incorporated corporation, with respect to an arrangement (the “Arrangement”) pursuant to which Copernic will ultimately be acquired and taken private by Harris and current shareholders of Copernic will become shareholders of Comamtech, which shall retain certain non-operating assets of Copernic.

A special meeting of shareholders was held at 10:00 a.m. (EDT) on October 25, 2010 (the “Special Meeting”), whereby a special resolution approving the Plan of Arrangement was approved by 98 % of the votes cast by shareholders of Copernic represented in person or by proxy at the Special Meeting. Copernic’s board of directors had previously unanimously recommended that holders of Copernic common shares vote in favour of the Plan of Arrangement.

The closing of the sale is scheduled to take place on November 2, 2010.

b)	Arrangement agreement with DecisionPoint Systems Inc.

On October 20, 2010, Copernic announced that its wholly-owned subsidiary, Comamtech Inc. (“Comamtech”), entered into a definitive arrangement agreement (the “Arrangement Agreement”) with DecisionPoint Systems, Inc. (“DNPI”), with respect to an arrangement (the “Arrangement”) to acquire all the outstanding shares of DNPI in a reverse take-over with the result, that at closing DNPI shareholders shall hold approximately 70.6% of the issued and outstanding shares of Comamtech, on a fully diluted basis.

The Arrangement will be completed by way of a plan of arrangement under the Business Corporations Act (Ontario) (the “Plan of Arrangement”) and provides for the amalgamation of DNPI with 2259736 Ontario Inc., a wholly-owned subsidiary of Comamtech.

Completion of the Arrangement will be subject to certain customary conditions, including approval of the Arrangement by not less than 66 2/3 percent of the votes cast at a special meeting of the shareholders of Comamtech. The shareholders of Comamtech will be asked, at the special meeting, to approve the continuance of Comamtech under the General Corporation Law of the State of Delaware. The completion of the Arrangement is also subject to court approvals, the approval of the amalgamation by DNPI shareholders, the closing of the transaction with Harris and certain regulatory approvals.

Pursuant to the Arrangement Agreement, Comamtech has agreed to pay DNPI a termination fee of $500,000 in certain circumstances if the proposed Arrangement is not completed. DNPI, likewise, has agreed to pay Copernic a termination fee of $500,000 in the event of a material breach or non-performance by DNPI of its obligations under the Arrangement Agreement. The Arrangement Agreement also contains mutual non-solicitation covenants and mutual rights to match any superior proposal.

The transaction outlined in the Plan of Arrangement, subject to various conditions, is expected to close prior to the end of the year.

Off-balance Sheet Arrangements

As at September 30, 2010, the Company has no off-balance sheet arrangements.

Financial Instruments

As at September 30, 2010, the Company has no derivative financial instruments.

Related Party Transactions

The Company and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, a member of the Board of Directors, entered into a consulting agreement pursuant to which David Goldman provides services as Chairman of the Board of Directors. Total fees for Q3 2010 and Q3 2009 were respectively $9,876 and $6,954. The transactions are in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

As at September 30, 2010, the Company owes Mr. David Goldman $9,876 compared to nil for the same period last year.

Capital Stock Information

The following table discloses the Company’s outstanding share data:

Number of issued and outstanding shares as at October 29, 2010	Book value as at September 30, 2010 under Canadian GAAP	Book value as at September 30, 2010 under US GAAP
2,096,913	$96,565,618	$113,335,188

As at October 29, 2010, the Company had no warrants and 80,587 stock options outstanding.

Period-to-Period Comparisons

A variety of factors may cause period-to-period fluctuations in the Company’s operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

Risks and Uncertainties

Copernic Inc.’s Management considers that these following factors, among others, should be considered in evaluating its future results of operations.

Risks associated with recently announced transactions.

As stated in the sections entitled “Private Placement” and “Business Acquisition”, the private placement with Sunbay and the transaction with Fanotech did not close.  The Company previously disclosed that there was no assurance that these transactions would close.  The Company does not consider that the failure to close these transactions as being material to the Company, however there can be no assurance that the Company may not become involved in litigation with respect to these failed transactions.

Our revenues depend to some degree on our relationship with some customers, the loss of which would adversely affect our business and results of operations.

For the nine-month period ended September 30, 2010, the Company had one major customer (an AD placement agency settling revenues for thousands of retail transactions) from which 32% or more of total revenues are derived compared to 36% for the same period last year. This customer has traditionally been a good payer.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and our past results should not be relied on as an indication of our future performance. Our operating results may fluctuate as a result of many factors related to our business, including the competitive conditions in the industry, loss of significant customers, delays in the development of new services and usage of the Internet, as described in more detail below, and general factors such as size and timing of orders and general economic conditions.  Our quarterly and annual expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in this “Risk Factors” section, and the following factors, may affect our operating results:

•	Our ability to continue to attract users to our Web site
•	Our ability to monetize new products
•	Our ability to attract advertisers
•	The amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure
•	Our focus on long term goals over short term results
•	The results of any investments in risky projects
•	Payments that may be made in connection with the resolution of litigation matters
•	General economic conditions and those economic conditions specific to Corporations, the Internet and Internet advertising
•	Our ability to keep our Web site operational at a reasonable cost and without service interruptions
•	Geopolitical events such as war, threat of war or terrorist actions
•	Our ability to generate revenues through licensing, subscriptions and revenue share.

Because our business is changing and evolving, our historical operating results may not be useful in predicting our future operating results.

We face significant competition from Microsoft, Google and Enterprise Search vendors.

We face formidable competition in every aspect of our business, and particularly from other companies that seek to provide sophisticated search tools for increased productivity both on the internet, the desktop and wireless devices. Currently, we consider our primary competitors on the desktop to be Microsoft and Google. Microsoft and Google have a variety of products, services and content that directly competes with us. Although we do not directly compete in the Enterprise search market, vendors such as Oracle, SAP and SAS amongst others offer desktop search to complement their existing product line to offer a full service solution. However search technology is evolving to context search, commonly called the semantic web. The company believes that it is well positioned to provide innovative solutions in this evolving market but there are no assurances that these new technologies will be rapidly deployed or that the company can achieve a leadership position.

Microsoft, Google and others have more employees and cash resources than we do. These companies also have longer operating histories and more established relationships with customers. They can use their experience and resources against us in a variety of competitive ways, including by product bundling, making acquisitions, investing more aggressively in research and development and competing more aggressively for end users. Microsoft and Google also have a greater ability to attract and retain users than we do because they operate Internet portals with a broad range of products, services and content. In addition Microsoft and Google can vertically integrate with wireless devices by embedding search algorithms in the devices operating system, e.g. Android. To date the company has not attempted to offer products compatible with Apple computers and wireless devices due the significant differences in operating systems. As the IPhone achieves significant market share, such a limitation may become significant.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing products and services that people use for a high quality search experience. We believe that keyword search will evolve to semantic search and that context driven search from the desktop will significantly enhance internet searches yielding better results for end users. We believe that the end user will require more control on searches and that the web will become more specialized and fragmented with advertisers more focused on ROI and consummating sales transactions. Although representing a significant opportunity, our competitors are constantly developing innovations in Web search, desktop search and providing information to people. As a result, we must continue to invest significant resources in research and development in order to enhance our search technology and our existing products and services and introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose end users who currently pay us for a leading technology. Our operating results would also suffer if our innovations were not responsive to the needs of our users and are not appropriately timed with market opportunity, effectively brought to market or well received in the market place. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar or better than those generated by our search services.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to expand our base of users will be impaired and our business and operating results will be harmed.

We believe that the brand identity that we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing the Company’s brand is critical to expanding our base of users. Maintaining and enhancing our brand may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain the Copernic® brand, or if we incur excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. Maintaining and enhancing our brand will depend largely on our ability to continue to provide high quality products and services, which we may not do successfully.

We generate all of our revenue from software licensing, maintenance and subscription fees for the use of our products, and the reduction of spending by or loss of customers could seriously harm our business.

If we are unable to remain competitive and provide value to our end users, they may stop promoting our solutions, pay maintenance fees or renew annual subscription fees, which could negatively affect our net revenues and business. Copernic has on-going efforts to maintain high quality products to provide a high degree of confidence to our customer base that Copernic products are leading edge, state of the art solutions to searching for information and that the Company will maintain and renew these products with new enhancements as technology further develops. This positioning improves the brand, strengthens viral marketing and continuously grows our paying subscriber base.

We make investments in new products and services that may not be profitable.

We have made and will continue to make investments in research, development and marketing for new products, services and technologies. Our success in this area depends on many factors including our innovativeness, development support, marketing and distribution. We may not achieve significant revenue from a new product for a number of years, if at all. For the years 2007, 2008, 2009 and for the first and second quarters of 2010, we did not generate significant revenues from licensing Copernic® software and it cannot be assured that significant revenue will be generated from the licensing of Copernic® software going forward. In addition, our competitors are constantly improving their competing software, and if we fail to innovate and remain competitive our revenues from software licensing will decline.

Volatility of stock price and trading volume could adversely affect the market price and liquidity of the market for our Common Shares.

Our Common Shares are subject to significant price and volume fluctuations, some of which result from various factors including (a) changes in our business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of our Common Shares, including the current threat of delisting from Nasdaq Capital Markets. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of our Common Shares have been, and may likely continue to be, volatile, experiencing wide fluctuations. In addition, the stock market in general, and market prices for Internet-related companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies.  These broad market and industry fluctuations have adversely affected the price of our stock, regardless of our operating performance.

As at September 30, 2010, the Company’s closing stock price was $2.67.

Infringement and liability claims could damage our business.

Companies in the Internet, technology and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and become increasingly high profile, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert resources and attention. In addition, many of our agreements with our advertisers require us to indemnify certain third-party intellectual property infringement claims, which would increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling in any such claims. An adverse determination also could prevent us from offering our services to others and may require that we procure substitute services for these members.

With respect to any intellectual property rights claim, to resolve these claims, we may enter into royalty and licensing agreements on less favourable terms, pay damages or stop using technology or content found to be in violation of a third party’s rights. We may have to seek a license for the technology or content, which may not be available on reasonable terms and may significantly increase our operating expenses. The technology or content also may not be available for license to us at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense, or stop using the content. If we cannot license or develop technology or content for the infringing aspects of our business, we may be forced to limit our product and service offerings and may be unable to compete effectively. Any of these results could harm our brand and operating results.

In addition, we may be liable to third-parties for content in the advertising we deliver if the artwork, text or other content involved violates copyright, trademark, or other intellectual property rights of third-parties or if the content is defamatory. Any claims or counterclaims could be time-consuming, could result in costly litigation and could divert management’s attention.

Additionally, we may be subject to legal actions alleging patent infringement, unfair competition or similar claims. Others may apply for or be awarded patents or have other intellectual property rights covering aspects of our technology or business. For example, we understand that X1 has won a patent to provide search results as you type a function utilised by other companies including Copernic Inc.

An inability to protect our intellectual property rights could damage our business.

We rely upon a combination of trade secret, copyright, trademark, patents and other laws to protect our intellectual property assets. We have entered into confidentiality agreements with our management and key employees with respect to such assets and limit access to, and distribution of, these and other proprietary information. However, the steps we take to protect our intellectual property assets may not be adequate to deter or prevent misappropriation. We may be unable to detect unauthorized uses of and take appropriate steps to enforce and protect our intellectual property rights. Additionally, the absence of harmonized patent laws between the United States and Canada makes it more difficult to ensure consistent respect for patent rights. Although senior management believes that our services and products do not infringe on the intellectual property rights of others, we nevertheless are subject to the risk that such a claim may be asserted in the future. Any such claims could damage our business.

Working capital may be inadequate.

For the years ended December 31, 1999 through the year ended December 31, 2003, for the years ended December 31, 2005 to December 31, 2008 and for year ended December 31, 2009, we have reported net losses from continuing operations. Management considers that liquidities as at September 30, 2010 will be sufficient to meet normal operating requirements until the end of the year. In the long term, we may require additional liquidity to fund growth, which could include additional equity offerings or debt finance. No assurance can be given that we will be successful in getting required financing in the future or that positive cash flow will be generated in the future.

The asset sale of Mamma.com and its AD Network

On June 30, 2009, the Company entered into an asset purchase agreement with Empresario, Inc., a private company located in Chicago, Illinois (the “Purchaser”), to sell certain of its assets relating to Mamma.com and its AD network which is comprised of third party publishers of search queries and advertisers who generate search results in an auction process that ranks the highest paid results to be delivered to the search query originator who completes the transaction by “clicking” on a desired result (the “AD Network”), (Mamma.com and AD Network collectively referred to as the “Mamma Unit”) for a total consideration of $5 million plus interest (the “Transaction”).

Subject to the terms of the Asset Purchase Agreement, the Company has sold its Mamma Unit for $5 million to be paid in equal monthly instalments of $200,000 over 25 months (“PaymentsÓ) to the Purchaser. The first Monthly Payment was due on September 15, 2009 and, subject to adjustments pursuant to the Asset Purchase Agreement, the last Monthly Payment shall be payable on September 15, 2011. Interest shall accrue from the date of purchase on a monthly basis on the balance of the purchase price and any other amount payable under the Asset Purchase Agreement at a nominal interest rate of 4% compounded monthly and payable no later than 30 days after the date of the last Monthly

Payment. Should the Purchaser make a Monthly Payment of less than $200,000, the Purchaser shall pay an amount equal to the difference between $200,000 and the actual amount of the Monthly Payment made by the Purchaser within 90 days of the date that such Monthly Payment was made to the Company. The shortfall amount shall bear interest at a rate of 4% per annum compounded monthly and shall be payable no later than 30 days after the date of the last Monthly Payment. If the Purchaser fails to perform or observe any one of its obligations under the Asset Purchase Agreement including, without limitation, in the event of (i) a shortfall amount equal to or more than $50,000 becoming due and payable, or (ii) a shortfall amount remaining unpaid by the Purchaser at the end of the 90-day period, the Purchaser be considered to be in default of the Asset Purchase Agreement and the Company may immediately terminate the Asset Purchase Agreement. Furthermore, after having given notice, the Company may on its absolute discretion, enter the premises where the Purchased Assets are located and take immediate possession of them.

Pursuant to the terms of the agreement concluded on June 30, 2009, the purchaser was to pay 25 equal monthly instalments of $200,000, beginning on September 15, 2009. Interest at the rate of 4% (effective rate at 13.6%), compounded monthly, was to be calculated on the outstanding balance of sale and was payable 30 days after all principal payments were completed. Pursuant to an amended agreement signed on November 12, 2009, the payment terms were changed from 25 to 36 equal monthly instalments of the greater of $100,000 or 85% of the revenues at an annual interest rate of 13.6%, compounded monthly, and calculated on the outstanding balance of sale. The remaining balance will be payable at the end of the 36-month period. That change had no impact on the fair value of the balance of sale receivable initially recorded. On June 30, 2009, an amount of $4,447,230, which represents the fair value at the transaction date, was booked as Balance of sale receivable. The net book value of the assets sold was nil. The total transaction fees amounted to $299,441, resulting in a net gain on disposal of assets amounting to $4,147,789.

During 2010, the purchaser was $300,000 short on $600,000 payments scheduled for the quarter and was in default in its other obligations.

Based on this, management renegotiated a new agreement with the purchaser.

On August 10, 2010, Copernic and Empresario signed an agreement to convert the existing balance of sale in a debenture. The debenture does not bear interest until maturity or upon default and no instalment payments are be required to be made during its term. Upon maturity, if the outstanding amounts due under the debenture are not paid in full, the Company will have the right to require the liquidation of Empresario. Under the terms of the debenture, Empresario has the right to redeem the debenture for an amount equal to $2,500,000 if redeemed by February 10, 2011, or for an amount equal to $3,000,000 if redeemed after February 10, 2011 but prior to August 10, 2011 or for an amount of all the outstanding principal if redeemed thereafter. Interest at the rate of 13.6% will be earned on the outstanding balance from the maturity date or upon a default. The new debenture has a fair market value of $2,835,000 while the book value of the balance of sale was $4,273,287. A write down of $1,438,287 was accounted for in June 2010. During Q3 2010, Empresario made a payment of $200,000.

Although Empresario has made $700,000 of instalment payments there is no assurance that despite the entering into of new agreement, that Empresario will be able to meet its obligations going forward on that if Copernic were to exercise its rights that it would be able to recover a significant portion of the amounts owing to it.

Copernic and N. Harris Computer Corporation Enter Into an Arrangement Agreement

As announced on August 25, 2010, Copernic Inc. and N. Harris Computer Corporation (“Harris”), a wholly-owned subsidiary of Constellation Software Inc. (TSX: CSU), jointly announce that they have entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Comamtech Inc. (“Comamtech”), a newly incorporated corporation, with respect to an arrangement (the “Arrangement”) pursuant to which Copernic will ultimately be acquired and taken private by Harris and current shareholders of Copernic will become shareholders of Comamtech, which shall retain certain assets of Copernic. All dollar amounts referred to herein are U.S. dollars unless otherwise stated.

The Arrangement will be completed by way of a plan of arrangement under section 182 of the Business Corporations Act (Ontario) (the “Plan of Arrangement”) pursuant to which current shareholders of Copernic shall be issued new shares of Copernic which will then be exchanged for voting shares of Comamtech. New voting shares of Copernic shall also be issued to Comamtech so that Comamtech shall become the sole shareholder of Copernic. All currently existing voting shares of Copernic shall then be cancelled. Copernic shall enter into an Assignment and Assumption Agreement with Comamtech to transfer certain of its assets and Comamtech shall thereafter sell all the issued and outstanding shares of Copernic to Harris. In addition, options to purchase Copernic’s existing common shares under Copernic’s existing stock option plan will be exchanged into equivalent options to purchase common shares of Comamtech under the stock option plan of Comamtech. The transactions outlined in the Plan of Arrangement, subject to various conditions, are expected to close on November 2, 2010.

The purchase price to be paid by Harris to Comamtech for the shares of Copernic is equal to $7,200,000 payable as to $5,700,000 at closing, with an additional $1,500,000 payable on the 18th month anniversary of the closing. The initial payment at closing will be subject to an initial price adjustment whereby it will be decreased on a dollar for dollar basis by the amount that the cash balances of Copernic at closing are less than $2,500,000.  In addition, Harris has agreed to pay an earn-out in the maximum aggregate amount of $400,000, based on certain net sales revenues and software license bench marks. Furthermore, the Arrangement Agreement provides for closing adjustment provisions based on whether the net tangible assets of Copernic are greater than or less than $2,500,000 which threshold will be decreased if the cash balances of Copernic are less than $2,500,000 at closing. Such proceeds will be used for the payment of transaction costs and the remaining for the operating costs of Comamtech and to finance any potential business acquisition by Comamtech.  In addition to the cash proceeds payable by Harris to Comamtech resulting from the sale of the shares of Copernic, Comamtech shall also have retained assets having a current fair market value of approximately $2,800,000.

The Board of Directors of Copernic has unanimously approved the Arrangement and has determined that the Arrangement is in the best interest of the shareholders of Copernic and recommends that the shareholders of Copernic approve the Arrangement. This recommendation is based in part on a fairness opinion prepared by ModelCom Inc. (“ModelCom”). ModelCom was retained to provide an opinion as to the fairness of the Arrangement from a financial point of view to the shareholders of Copernic and has determined that the proposed transaction is fair from a financial point of view to the shareholders of Copernic.

The executive officers, directors and certain shareholders of Copernic holding approximately 2% of the outstanding Copernic existing common shares have agreed to vote their shares in favour of the Arrangement, subject to certain rights to rescind, and have signed support agreements with Harris evidencing such commitment.

Completion of the Arrangement will be subject to certain customary conditions, including approval of the Arrangement by not less than 66 2/3 percent of the votes cast at a special meeting of the shareholders of Copernic. The completion of the Arrangement is also subject to court approvals and certain regulatory approvals. Copernic’s shareholders are cautioned that the failure to occur of any of these conditions, as well as others as outlined in the Arrangement Agreement, will result in the termination of the Arrangement Agreement.

The completion of the Arrangement will result in the delisting of trading of Copernic’s shares from the Nasdaq Capital Markets (“Nasdaq”). However, it is the intention of Comamtech to seek a successor listing of its common shares on the Nasdaq. Subject to completion of a business acquisition, Copernic expects the Nasdaq listing requirements to be met by Comamtech and anticipates the Nasdaq listing to be granted. Copernic and Comamtech are actively seeking a business acquisition opportunity. However, should no business acquisition be completed within a reasonable time from the closing of the Arrangement, Comamtech will consider other alternatives, the details of which will be outlined in the Information Circular (as defined below) to be sent to the shareholders in connection with the Arrangement, including the seeking, at that time, shareholders approval for an alternative transaction.

Copernic will in due time mail an information circular and proxy statement (the “Information Circular”) in connection with the Arrangement. The Arrangement will be considered by the shareholders of Copernic at a special meeting (the “Meeting”) to be held at the time and location to be set forth in the Information Circular. The Information Circular will contain details concerning the Arrangement, including the conditions and procedures for it to become effective and will include a copy of ModelCom’s fairness opinion. The shareholders of Copernic are urged to carefully review the Information Circular and accompanying materials as they will contain important information regarding the Arrangement and their rights and entitlements in connection therewith.

Pursuant to the Arrangement Agreement, Copernic has agreed to pay Harris a termination fee of $500,000 in certain circumstances if the proposed Arrangement is not completed. Harris, likewise, has agreed to pay Copernic a termination fee of $500,000 in the event of a material breach or non-performance by Harris of its obligations under the Arrangement Agreement. The Arrangement Agreement also contains non-solicitation covenants on the part of Copernic and a right in favour of Harris to match any superior proposal.

Although the shareholders have approved this deal on October 25, 2010, the company requires a final approval by the Court and closing of the transaction both with risks that the outcome is not guaranteed.

Goodwill may be written-down in the future.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill. Consequently, our goodwill, which amounts to approximately $3.4M as at September 30, 2010, may be written-down in the future which could adversely affect our financial position.

Long-lived assets may be written-down in the future.

The Company assesses the carrying value of its long-lived assets, which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets. Consequently, our long-lived assets, which amount to approximately $0.22M as at September 30, 2010, may be written-down in the future.

Security breaches and privacy concerns may negatively impact our business.

Consumer concerns about the security of transmissions of confidential information including customer profiling over public telecommunications facilities is a significant barrier to increased electronic commerce and communications on the Internet that are necessary for growth of the Company’s business. Many factors may cause compromises or breaches of the security systems we use or other Internet sites use to protect proprietary information, including advances in computer and software functionality or new discoveries in the fields of cryptography and processor design. A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications and negatively impact our business. Security breaches of their activities or the activities of their customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose our operating business to a risk of loss or litigation and possible liability. We cannot assure you that the measures in place are adequate to prevent security breaches.

Our business is subject to a variety of U.S. and foreign laws that could subject us to claims or other remedies based on the nature and content of the information searched or displayed by our products and services, and could limit our ability to provide information regarding regulated industries and products.

The laws relating to the liability of providers of online services for activities of their users are currently unsettled both within the U.S. and abroad. Claims have been threatened and filed under both U.S. and foreign law for defamation, libel, invasion of privacy and other data protection claims, tort, unlawful activity, copyright or trademark infringement, or other theories based on the nature and content of the materials searched and the ads posted or the content generated by our users. Increased attention focused on these issues and legislative proposals could harm our reputation or otherwise affect the growth of our business.

The application to us of existing laws regulating or requiring licenses for certain businesses of our advertisers, including, for example, distribution of pharmaceuticals, adult content, financial services, alcohol or firearms and online gambling, can be unclear. Existing or new legislation could expose us to substantial liability, restrict our ability to deliver services to our users, limit our ability to grow and cause us to incur significant expenses in order to comply with such laws and regulations.

Several other federal laws could have an impact on our business. Compliance with these laws and regulations is complex and may impose significant additional costs on us. For example, the Digital Millennium Copyright Act has provisions that limit, but do not eliminate, our liability for listing or linking to third-party Web sites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of this act. The Children’s Online Protection Act and the Children’s Online Privacy Protection Act restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In addition, the Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Any failure on our part to comply with these regulations may subject us to additional liabilities.

Changes in key personnel, labour availability and employee relations could disrupt our business.

Our success is dependent upon the experience and abilities of our senior management and our ability to attract, train, retain and motivate other high-quality personnel, in particular for our technical and sales teams. There is significant competition in our industries for qualified personnel. Labour market conditions generally and additional companies entering industries which require similar labour pools could significantly affect the availability and cost of qualified personnel required to meet our business objectives and plans. There can be no assurance that we will be able to retain our existing personnel or that we will be able to recruit new personnel to support our business objectives and plans. Currently, none of our employees are unionized. There can be no assurance, however, that a collective bargaining unit will not be organized and certified in the future. If certified in the future, a work stoppage by a collective bargaining unit could be disruptive and have a material adverse effect on us until normal operations resume.

Strategic acquisitions and market expansion present special risks.

A future decision to expand our business through acquisitions of other businesses and technologies presents special risks. Acquisitions entail a number of particular problems, including (i) difficulty integrating acquired technologies, operations, and personnel with the existing businesses, (ii) diversion of management’s attention in connection with both negotiating the acquisitions and integrating the assets as well as the strain on managerial and operational resources as management tries to oversee larger operations, (iii) exposure to unforeseen liabilities relating to acquired assets, and (iv) potential issuance of debt instruments or securities in connection with an acquisition possessing rights that are superior to the rights of holders of our currently outstanding securities, any one of which would reduce the benefits expected from such acquisition and/or might negatively affect our results of operations. We may not be able to successfully address these problems. We also face competition from other acquirers, which may prevent us from realizing certain desirable strategic opportunities.

We do not plan to pay dividends on the Common Shares.

The Company has never declared or paid dividends on its Common Shares. The Company currently intends to retain any earnings to support its working capital requirements and growth strategy and does not anticipate paying dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company’s Board of Directors after taking into account various factors, including the Company’s financial condition, operating results, current and anticipated cash needs and plans for expansion.

Rapidly evolving marketplace and competition may adversely impact our business.

The markets for our products and services are characterized by (i) rapidly changing technology, (ii) evolving industry standards, (iii) frequent new product and service introductions, (iv) shifting distribution channels, and (v) changing customer demands. The success of the Company will depend on its ability to adapt to its rapidly evolving marketplaces. There can be no assurance that the introduction of new products and services by others will not render our products and services less competitive or obsolete. We expect to continue spending funds in an effort to enhance already technologically complex products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely basis might have an adverse impact on our results of operations, financial condition and cash flows. Unexpected costs and delays are often associated with the process of designing, developing and marketing enhanced versions of existing products and services and new products and services. The market for our products and services is highly competitive, particularly the market for Internet products and services which lacks significant barriers to entry, enabling new businesses to enter this market relatively easily. Competition in our markets may intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with the Company’s products and services. Many of our current and potential competitors have greater financial, technical, operational and marketing resources. We may not be able to compete successfully against these competitors. Competitive pressures may also force prices for products and services down and such price reductions may reduce our revenues.

To the extent that some of our revenues and expenses are paid in foreign currencies, and currency exchange rates become unfavourable, we may lose some of the economic value in U.S. dollar terms.

Although we currently transact a majority of our business in U.S. dollars, as we expand our operations, more of our customers may pay us in foreign currencies. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. This could have a negative impact on our reported operating results. We do not currently engage in hedging strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures to mitigate this risk. If we determine to initiate such hedging activities in the future, there is no assurance these activities will effectively mitigate or eliminate our exposure to foreign exchange fluctuations. Additionally, such hedging programs would expose us to risks that could adversely affect our operating results, because we have limited experience in implementing or operating hedging programs. Hedging programs are inherently risky and we could lose money as a result of poor trades. For the nine-month period ended September 30, 2010, the decrease of the net results is $205,000. The 2010 average exchange rate of the foreign currency used to pay most of expenses is higher than the 2009 average exchange rate and thus explains this decrease. For the continuing operations, the revenues are mostly in US currency and most of the expenses are paid in foreign currencies.

Higher inflation could adversely affect our results of operations and financial condition.

We do not believe that the relatively moderate rates of inflation experienced in the United States and Canada in recent years have had a significant effect on our revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which we might transact business, we do not believe that such rates have had a material effect on our results of operations, financial condition and cash flows. For the next twelve months inflationary pressures are not anticipated, nevertheless high inflation could have a material, adverse effect on the Company’s results of operations, financial condition and cash flows, if it were to occur.

Risks related to the economic environment.

The activities of Copernic are subject to the influence of the general economic environment. We believe that the current difficult economic situation has negatively affected business activities amongst customers of Copernic and, consequently the demand for our products in 2010. Management continues to focus on the distribution network and corporate sales to reduce its exposure to the less than favourable economy. However there are no assurances that the economic situation will improve in the short term or that management’s offset programs will be successful.

Forward-Looking Statements

Information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “desires,” “will,” “should,” “projects,” “estimates,” “contemplates,” “anticipates,” “intends,” or any negative such as “does not believe” or other variations thereof or comparable terminology. No assurance can be given that potential future results or circumstances described in the forward-looking statements will be achieved or occur. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements.  Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things:  the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties in the market for Internet-based products and services; stock market volatility; the trading volume of our stock; the possibility of delisting our stock since the Company may not satisfy the requirements for continued listing on the NASDAQ Capital Market including whether the minimum bid price for the stock falls below $1; and the adverse resolution of litigation. For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Company with the United States Securities and Exchange Commission (“SEC”) and/or the Ontario Securities Commission (“OSC”) respectively accessible on the Internet at www.sec.gov and www.sedar.com, or the Company’s Web site at www.copernic.com. All information contained in these audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations is qualified in its entirety by the foregoing and reference to the other information the Company files with the SEC and the OSC. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

On behalf of Management,
Quebec City, Canada
October 29, 2010

Disclosure Controls and Procedures

We are responsible for establishing and maintaining a system of disclosure controls and procedures, as defined in Rule 13a-15 (e) under the Securities Exchange Act of 1934, (the “Exchange Act”) designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, as to the effectiveness of our disclosure controls and procedures as of September 30, 2010.

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of September 30, 2010.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) of the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any assessment of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management evaluated the effectiveness of our internal control over financial reporting as of September 30, 2010. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control — Integrated Framework.”

Based on our evaluation under the framework in Internal Control-Integrated Framework, management concluded that our internal control over financial reporting was effective as of September 30, 2010.

It should be noted that while management believes that current disclosure and internal controls and procedures provide a reasonable level of assurance, it cannot be expected that existing disclosure controls and procedures or internal financial controls will prevent all human error and circumvention or overriding of the controls and procedures. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Changes in Internal Control Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated whether there were changes to its internal control over financial reporting during the nine-month period ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.

It should be noted that while management believes that current disclosure and internal controls and procedures provide a reasonable level of assurance, it cannot be expected that existing disclosure controls and procedures or internal financial controls will prevent all human error and circumvention or overriding of the controls and procedures. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Capital Stock Information

The following table discloses the Company’s outstanding share data:

Number of issued and outstanding common shares as at September 30, 2010	Book value as at September 30, 2010 under Canadian GAAP	Book value as at September 30, 2010 under US GAAP
2,096,913	$96,565,618	$113,335,188

As at September 30, 2010, the Company also had no warrants and 80,587 stock options outstanding.